

N
W
E
S
Legend
GP06-62
Phase 2 Drillhole
2002- 2006 Drillhole
Quartz Vein Zones
Pond
Drill Road
Stream
Road
Grid Line
48+00 E
50+00 E
53+00 E
5417500 mN
562500 mE
Jaclyn North Zone
Jaclyn Main Zone
Jaclyn South Zone
Christopher Zone
11033M
11034M
63,64
65,66
67,68
74, 75
69
62
70,71
72,73
Buchans Highway
Crosshair Exploration & Mining Corp.
GOLDEN PROMISE PROJECT
NTS 12A/16 and 02D/13
JACLYN DRILL PLAN
250 metres
UTM NAD27 Zone21
February 2007